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                         September 13, 2023

       Thibaut Mongon
       Chief Executive Officer and Director
       Kenvue Inc.
       199 Grandview Road
       Skillman, NJ 08558

                                                        Re: Kenvue Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed September 6,
2023
                                                            File No. 333-274376

       Dear Thibaut Mongon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services